SP 11-1-02

10/30



02007987

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~A001459~~ 8-975

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/01/01 (MM/DD/YY) AND ENDING 8/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: City Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 S. Meridian Street, Suite 600
(No. and Street)

Indianapolis (City) Indiana (State) 46204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C. Boyles 317-808-7105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name – *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) IN (State) 46220 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard C. Boyles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City Securities Corporation, as of August 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


TERRI L. KAUTEN
Notary Public
State Of Indiana
My Commission Expires Feb 10, 2007

Signature

SENIOR V.P. + CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
PROCESSING
RECEIVED
OCT 25 2002
313
OPC VA
SECTION

City Securities Corporation

Years Ended August 30, 2002 (52 Weeks) and August 31, 2001 (53 Weeks)

Financial Statements

City Securities Corporation

Table of Contents


Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
City Securities Corporation

Independent Auditor's Report

We have audited the accompanying consolidated statements of financial condition of City Securities Corporation and subsidiaries as of August 30, 2002 and August 31, 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of City Securities Corporation and its subsidiaries as of August 30, 2002 and August 31, 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules on pages 19 through 25 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
September 30, 2002

City Securities Corporation

Consolidated Statements of Financial Condition

Assets	**August 30, 2002**	**August 31, 2001**
Cash and cash equivalents	$ 4,205,359	$ 5,599,126
Cash segregated under federal regulations	10,000	10,000
Cash deposits with clearing organizations and others	110,684	293,750
Receivable from brokers, dealers and omnibus account	654,719	696,992
Receivable from customers	10,259,328	9,319,259
Other receivables	2,798,835	2,920,402
Income tax refund, including deferred taxes of $490,085 for year ending August 30, 2002	494,516	109,298
Securities owned		
Marketable, at market value	6,495,952	4,836,063
Not readily marketable, at estimated fair value	2,620,091	2,649,998
Furniture and equipment	744,207	612,902
Other assets	314,533	423,848
Total Assets	$ 28,708,224	$ 27,471,638

Liabilities and Shareholders' Equity		
Payable to brokers, dealers and clearing organization	$ 138,288	$ 288,722
Payable to customers	2,887,331	3,244,420
Securities sold, but not yet purchased, at market value	-	175,579
Income taxes, including deferred taxes of $341,606 for year ending August 31, 2001	33,700	345,203
Accounts payable, accrued expenses and other liabilities	6,355,798	3,782,377
Total liabilities	9,415,117	7,836,301
Shareholders' Equity		
Common stock, no par value	4,001,318	3,170,821
Retained earnings	15,291,789	16,464,516
Total shareholders' equity	19,293,107	19,635,337
Total Liabilities and Shareholders' Equity	$ 28,708,224	$ 27,471,638

The accompanying notes are an integral part of these financial statements.

City Securities Corporation

Consolidated Income Statements

	Year Ended	
	August 30, 2002	August 31, 2001
Revenues		
Commissions	$ 8,949,481	$ 7,951,021
Net gains on firm securities trading accounts	567,863	645,748
Net gains (losses) on firm securities investment accounts	(1,058,220)	558,687
Underwritings	5,645,847	3,750,481
Interest and dividends	1,025,736	1,533,307
Income from sale of investment company shares	1,911,165	2,007,184
Insurance commissions	3,033,447	3,033,113
Other	1,387,522	1,147,578
Total revenues	21,462,841	20,627,119
Operating Expenses		
Employee compensation and benefits	15,370,465	13,201,423
Commissions and floor brokerage	542,598	424,096
Communications	1,295,399	1,198,584
Interest	76,205	351,142
Occupancy and equipment rental	855,935	869,150
Lease abandonment loss	897,845	-
Promotional costs	880,258	812,319
Other operating expenses	2,395,982	2,200,552
Total operating expenses	22,314,687	19,057,266
Net Income (Loss) Before Income Taxes	(851,846)	1,569,853
Provision for income taxes including deferred taxes of $(831,691) and $(488,056), respectively	(418,694)	427,940
Net Income (Loss)	$ (433,152)	$ 1,141,913

The accompanying notes are an integral part of these financial statements.

City Securities Corporation

Consolidated Statements of Changes in Shareholders' Equity
For the Years Ended August 30, 2002 and August 31, 2001

	Common Stock	Retained Earnings
Balance, August 25, 2000	$ 2,858,784	$ 16,665,844
Net income		1,141,913
Dividends		(1,107,712)
Exercise of stock options	248,235	
Other sales of stock	111,790	
Purchase of stock	(47,988)	(235,529)
Balance, August 31, 2001	3,170,821	16,464,516
Net income		(433,152)
Dividends		(440,716)
Exercise of stock options	844,733	
Other sales of stock	158,924	
Purchase of stock	(173,160)	(298,859)
Balance, August 30, 2002	$ 4,001,318	$ 15,291,789

The accompanying notes are an integral part of these financial statements.

City Securities Corporation

Consolidated Statements of Cash Flows

Operating Activities	Year Ended August 30, 2002	Year Ended August 31, 2001
Net income	$ (433,152)	$ 1,141,913
Adjustments to reconcile net income(loss) to net cash provided by operating activities:		
Realized and unrealized security gains	1,058,220	(558,687)
Loss on sale of fixed assets	59,307	4,737
Depreciation and amortization	335,645	254,204
Deferred income taxes	(831,691)	(488,056)
Changes in operating assets and liabilities		
Net change in accounts maintained for customers, brokers and clearing organizations	(1,222,253)	6,446,504
Net change in trading inventory	(2,654,149)	2,999,310
Other receivables	121,567	(578,557)
Other assets	109,315	(119,856)
Accrued expenses	276,206	780,124
Accrued income taxes	134,970	(438,942)
Other liabilities	2,297,215	(44,760)
Net Cash Provided by (Used in) Operating Activities	(748,800)	9,397,934
Investing Activities		
Proceeds from sale of investment securities	1,804,975	5,062,639
Partnership returns of capital	-	59,455
Purchase of investments	(2,014,607)	(4,302,737)
Purchase of furniture and equipment	(526,257)	(360,532)
Net Cash Provided by (Used in) Investing Activities	(735,889)	458,825
Financing Activities		
Dividends paid	(440,716)	(1,107,713)
Acquisition of company stock	(472,019)	(283,517)
Net decrease in short-term bank loans	-	(5,300,000)
Exercise of stock options	844,733	248,235
Other sales of company stock	158,924	111,790
Net Cash Provided by (Used in) Financing Activities	90,922	(6,331,205)
Increase (Decrease) in Cash and Cash Equivalents	(1,393,767)	3,525,554
Cash and Cash Equivalents, at the Beginning of Year	5,599,126	2,073,572
Cash and Cash Equivalents, at the End of Year	$ 4,205,359	$ 5,599,126

The accompanying notes are an integral part of these financial statements.

City Securities Corporation

Notes to Financial Statements
August 30, 2002

Note 1 - Significant Accounting Policies

Description of Business
City Securities Corporation is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage and clearing activities serving a diverse group of domestic corporations, institutional and individual investors, and brokers and dealers.

Principles of Consolidation
The consolidated financial statements include the accounts of City Securities Corporation and its wholly owned subsidiary. All material inter-company accounts and transactions have been eliminated in consolidation.

Estimates and Assumptions
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition
Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Profits and losses from the sale of securities on a when, as, and if issued basis are recorded on the date such securities are issued.

Marketable Securities
Marketable securities are valued at market value and securities not readily marketable are valued at estimated fair value as determined by management. The resulting differences between cost and market (or estimated fair value) are included in income.

Financial Assets and Liabilities
Substantially all of the Company's financial assets and liabilities are carried at market or fair values or are carried at amounts that approximate fair value due to their short-term nature.

Income Taxes
Deferred income taxes are provided for timing differences between the reporting of income for financial statement and tax purposes. A primary timing difference relates to the use of cost for tax purposes and the use of market value for financial statement purposes in carrying value of investment securities owned. Unrealized income, the amount that represents the excess of market value over cost, is recorded for financial statement purposes but not for tax purposes. Deferred taxes are computed on the unrealized income. A second primary timing difference for the year ended August 30, 2002 relates to the accrual of certain expenses for book purposes that are not recognized for tax purposes until paid, lease abandonment loss and pension costs.

City Securities Corporation

Notes to Financial Statements
August 30, 2002

Note 1 - Significant Accounting Policies (Continued)

Furniture and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $335,645 and $254,204 for the years ended August 30, 2002 and August 31, 2001, respectively, has been computed using straight line and accelerated rates of depreciation

Consolidated Statements of Cash Flows
Cash equivalents are defined as demand deposits held by banks. Cash segregated under federal securities regulation for the benefit of customers is not included as a cash equivalent item.

Income tax and interest paid is summarized below:

	2002	2001
Income taxes paid	$ 530,533	$ 1,663,261
Interest paid	$ 76,205	$ 393,106

The Company had the following non-cash activities:

Equipment capitalized that was acquired via lease agreements	$ 114,805	$ --

Note 2 - Cash Segregated Under Federal Regulations

Cash of $10,000 in 2002 and 2001, has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 - Receivable From And Payable To Brokers, Dealers And Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations included:

	August 30, 2002	August 31, 2001
Securities failed-to-deliver	$ 21,258	$ 94,648
Securities borrowed	108,100	535,500
Settlement balance due from omnibus account	525,361	66,844
Total receivable	$ 654,719	$ 696,992
Settlement balances due to clearing organization	$ 89,000	$ 158,958
Securities failed-to receive	49,288	129,764
Total payable	$ 138,288	$ 288,722

City Securities Corporation

Notes to Financial Statements
August 30, 2002

Note 4 - Receivable from and Payable to Customers

Amounts receivable from and payable to customers included amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements. Receivables from and payables to customers consist of the following:

	August 30, 2002	August 31, 2001
Cash and fully secured accounts	$ 10,248,471	$ 9,304,775
Partly secured accounts	1,116	13,178
Unsecured accounts	9,741	1,306
Total receivable	$ 10,259,328	$ 9,319,259
Securities accounts	$ 210,843	$ 568,783
Free credit balances	2,676,488	2,675,637
Total payable	$ 2,887,331	$ 3,244,420

Note 5 – Other Receivables

Other receivables included receivables from the following:

	August 30, 2002	August 31, 2001
Insurance customers	$ 1,612,155	$ 1,484,198
Employees	--	10,856
Trade date income	369,943	309,153
Municipal bond commissions	74,925	79,868
Mutual fund 12b-1 fees	189,794	201,389
Interest and dividend income	75,768	212,030
Controlling persons debit balances	136,460	496,574
Incentive bonuses	225,041	55,000
Miscellaneous	114,749	71,334
Total other receivables	$ 2,798,835	$ 2,920,402

Note 6 – Exchange Membership

The Company owns a seat on the Chicago Stock Exchange. The seat is carried at its cost of $3,681. Market value of the seat is estimated by management to be $35,000.

City Securities Corporation

Notes to Financial Statements
August 30, 2002

Note 7 - Securities Owned and Sold but Not Yet Purchased

Marketable securities owned and marketable securities sold but not yet purchased consist of trading and investment securities at quoted market value, which consist of the following:

At August 30, 2002	Owned	Sold But Not Yet Purchased
State and municipal obligations	$ 2,536,734	$ --
Corporate stocks	2,437,786	--
Corporate bonds, debentures, notes and other	1,521,432	--
	$ 6,495,952	$ --

At August 31, 2001	Owned	Sold But Not Yet Purchased
State and municipal obligations	$ 1,166,219	$ --
Corporate stocks	3,256,467	--
Corporate bonds, debentures, notes and other	413,377	175,579
	$ 4,836,063	$ 175,579

The Company had the following cost and unrealized gains on securities:

	2002	2001
Cost of securities	$ 9,070,429	$ 6,360,521
Unrealized gains	45,614	1,125,540
Market value of securities	$ 9,116,043	$ 7,486,061

Changes in firm investment securities' net unrealized gains are as follows:

	2002	2001
Decrease in unrealized gains on investment accounts	$ (1,079,926)	$ (1,483,613)

Securities not readily marketable include investment securities for which there is no market on a security exchange and no independent publicly quoted market. These investments are stated at estimated fair value as determined by management.

Note 8 - Furniture and Equipment

The following is a summary of furniture and office equipment, at cost, less accumulated depreciation:

	2002	2001
Furniture and fixtures	$ 785,210	$ 897,043
Computer equipment	1,614,830	1,496,168
Leasehold improvements	39,478	92,782
	$ 2,439,518	$ 2,485,993
Less: Accumulated depreciation	1,695,311	1,873,091
Total	$ 744,207	$ 612,902

Note 9 – Other Assets

Other assets include the following:

	August 30, 2002	August 31, 2001
Exchange memberships	$ 3,681	$ 3,681
Clearing	21	88
Advances	--	51,041
Prepaid expenses	202,899	230,404
Organization costs	2,564	4,529
Insurance book of business	105,368	134,105
Total	$ 314,533	$ 423,848

An insurance book of business was purchased on May 1, 2001 for $143,684. This book of business is being amortized on a straight-line basis over a period of 60 months.

City Securities Corporation

Notes to Financial Statements
August 30, 2002

Note 10 - Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities included:

	August 30, 2002	August 31, 2001
Accounts payable	$ 2,038,740	$ 1,624,947
Accrued commissions and wages	1,849,902	1,575,612
Accrued profit sharing and 401k contributions	206,116	187,817
Accrued rent	--	120,823
Obligation under capital lease	104,440	--
Incentive from lessor	873,903	--
Escrow fund deposits	1,053,469	--
Other	229,228	273,178
Total	$ 6,355,798	$ 3,782,377

Note 11 - Shareholders' Equity

Number of shares of common stock authorized is 6,200,000. A summary of shares outstanding follows:

	Common Stock Issued and Outstanding
Balance at August 25, 2000	2,207,396
Sale of stock	45,792
Purchase of stock	(32,665)
Balance at August 31, 2001	2,220,523
Sale of stock	119,528
Purchase of stock	(50,925)
Balance at August 30, 2002	2,289,126

Under the terms of the fixed employee stock-based compensation plan, the Company may grant options for up to 250,000 shares of common stock. Options are granted at a price equal to or above the market price of the stock on the date of grant and may be exercised within five years from the date of grant. Options granted prior to 2001 are fully vested. Options granted in 2001 vest over a five year period.

Note 11 – Shareholders' Equity (Continued)

The fair value of options granted is estimated on grant date using the Minimum Value Option Pricing Model. The following assumptions were made:

Assumption	7/14/00 Option Grant	9/15/98 Option Grant	3/17/98 Option Grant	9/1/97 Option Grant
Dividend per share per year	$ 0.2171	$ 0.07667	$ 0.18	$ 0.18
Risk-free interest rate	6.28%	4.82%	5.57%	5.68 - 6.22%
Expected life	5 years	5 years	5 years	5 years
Expected volatility	Excluded	Excluded	Excluded	Excluded

Assumption	3/24/01 Option Grant	3/24/01 Option Grant	1/9/01 Option Grant
Dividend per share per year	$ 0.0800	$ 0.0800	$ 0.0800
Risk-free interest rate	4.59%	4.59%	4.88%
Expected life	5 years	5 years	5 years
Expected volatility	Excluded	Excluded	Excluded

A new Stock Option and Incentive Plan was approved by the board on March 18, 2002. Under the terms of the new plan, the Company may grant options for up to 250,000 shares of common stock. Options are granted at a price equal to or above the market price of the stock on the date of grant and may be exercised within ten years from the date of grant. Any options that are granted will be subject to vesting as determined by a committee that will be chosen by the board of directors. No options were granted during the year ended August 30, 2002.

The Company applies APB Opinion 25 in accounting for its option plans and, accordingly, no compensation cost has been recognized in 2002 and 2001. Had compensation cost been determined on the basis of the fair value of the options granted pursuant to FASB Statement No. 123, net income would have been changed as follows:

	2002	2001
Net income (loss) as reported	$ (433,152)	$ 1,141,913
Net income (loss) adjusted for the fair value of options granted	$ (433,152)	$ 1,038,063

Note 11 – Shareholders' Equity (Continued)

Following is a summary of the status of the option plan during 2002 and 2001:

	Number of Shares	Weighted Average Exercise Price
Outstanding on August 25, 2000	291,950	8.01
Exercised	(28,000)	7.28
Forfeited	(60,500)	7.40
Granted	80,000	8.71
Outstanding on August 31, 2001	283,450	8.40
Exercised	(101,599)	8.31
Forfeited	(55,351)	8.18
Granted	--	
Outstanding on August 30, 2002	126,500	8.57

Following is a summary of the status of fixed options outstanding at August 30, 2002:

Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$8.26 - $8.26	27,000	0.5 years	8.26
$8.28 - $8.28	15,000	1.1 years	8.28
$8.78 - $8.78	5,000	2.9 years	8.78
$8.50 - $8.50	4,500	3.3 years	8.50
$8.61 - $9.47	75,000	3.5 years	8.72

Note 12 – Lease Abandonment Loss

The Company moved its main office during the current fiscal year. The new lessor agreed to assume responsibility for the remaining balance of the old leased facilities. In exchange for the lessor assuming the old lease obligation, payments on the new lease were increased by $2.19 per square foot. A lease abandonment loss of $897,845 was recognized in the year ended August 30, 2002. The accrued lease loss is being amortized over the term of the lease as a reduction to rental expense.

City Securities Corporation

Notes to Financial Statements
August 30, 2002

Note 13 - Profit Sharing Plan

The Company's profit sharing plan includes provisions for making 401k contributions. The profit sharing plan covers substantially all of its employees. Contributions to the plan are at the discretion of the Company. The total profit sharing and 401k expenses for the years ended August 30, 2002 and August 31, 2001, were $214,000 and $187,817, respectively.

Note 14 - Commitments And Contingent Liabilities

The Company is committed under operating leases for the rental of office space. Annual payments under these agreements are shown below:

For The Years Ended August	
2003	$ 776,885
2004	762,986
2005	764,850
2006	766,741
2007	725,526
After 2007	4,807,041
Total	$ 8,604,029

Rental expenses for the above leases for 2002 and 2001 were $700,991 and $745,560, respectively.

The Company leases office equipment that has been capitalized due to the nature of the lease agreements. Assets recorded under capital leases during the year ended August 30, 2002, totaled $114,805. This equipment is being depreciated along with all other capital additions. This lease is for 36 months and includes an option to purchase the equipment at the end of the lease. The option to purchase is $1 per the lease agreement. Annual payments under this agreement are shown below:

For The Years Ended August	
2003	$ 38,152
2004	38,152
2005	28,136
Total	$ 104,440

On August 30, 2002 and August 31, 2001, the Company had contractual commitments to purchase securities at a future date in the amounts of $1,510,000 and $-0-, respectively. These commitments are not reflected on the balance sheet of the Company.

City Securities Corporation

Notes to Financial Statements
August 30, 2002

Note 15 - Concentrations of Credit Risk

The Company provides investment, financing and related services to its customers. The majority of customers are located in the Midwest. The Company requires collateral on a basis consistent with industry practice or regulatory requirements. On August 30, 2002, receivables from customers amounted to $10,259,328.

The Company underwrites, purchases, sells and makes markets in municipal bonds and certain other securities. The majority of municipal bonds owned are from Indiana. As of August 30, 2002, the Company's exposure to credit risk associated with the ownership of municipal bonds amounted to $2,536,734, which is included in securities inventory.

The Company maintains cash balances at several banks. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000.

Note 16 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On August 30, 2002, the Company had net capital of $12,002,508, which was $11,374,834 in excess of its required net capital of $627,674. The ratio of aggregate indebtedness to net capital was .78 to 1.

Note 17 - Income Taxes

The provision for income taxes includes state income taxes (benefits) of $(109,972) and $55,398 in the years ended August 30, 2002 and August 31, 2001, respectively. The allocation of current and deferred income tax is shown below:

	For the Years Ended	
	August 30, 2002	August 31, 2001
Current	$ 412,997	$ 915,996
Deferred	(831,691)	(488,056)
	$ (418,694)	$ 427,940

Note 17 - Income Taxes (Continued)

The effective income tax rate differs from the federal statutory tax rate of 34% due to the following factors:

	For the Years Ended	
	August 30, 2002	August 31, 2001
Income tax computed at 34% of income before taxes	$ (289,628)	$ 533,750
Add (deduct) effect of:		
State income taxes net of federal tax benefit	(72,581)	36,563
Dividend exclusion	(13,184)	(18,619)
Tax exempt interest	(65,086)	(139,726)
Nondeductible interest	2,220	13,345
Gain on Charitable Contributions	--	(14,487)
Effect on opening deferred taxes of increase in state tax rates	16,145	--
Other	3,420	17,114
Income tax expense (benefit)	$ (418,694)	$ 427,940

Deferred tax assets and liabilities are as follows:

	Year Ended	
	August 30, 2002	August 31, 2001
Deferred tax liabilities	$ (58,892)	$ (450,494)
Deferred tax assets	548,977	108,888
	$ 490,085	$ (341,606)

City Securities Corporation

Notes to Financial Statements
August 30, 2002

Note 20 - Income From Sale Of Investment Company Shares

	August 30, 2002	August 31, 2001
Mutual fund 12B1 fees	$ 1,503,963	$ 1,472,970
Mutual fund concessions	406,783	512,278
Unit investment trust concessions	419	21,936
Total	$ 1,911,165	$ 2,007,184

Note 21 - Revenues - Other

	August 30, 2002	August 31, 2001
Fully disclosed income	$ 318,654	$ 449,880
Principle commission - Certificates of Deposit	123,334	79,855
Premier Advantage Account Fees	211,831	90,695
IRA fees	77,757	71,575
Payments for order flow	17,548	60,052
Corporate finance	136,746	173,364
Solicitation fees	11,647	4,451
Investment advisory fees	43,790	57,197
Real estate note income	162,053	-
Miscellaneous fee income	161,178	154,380
Other	122,984	6,129
Total	$ 1,387,522	$ 1,147,578

City Securities Corporation

Notes to Financial Statements
August 30, 2002

Note 22 - Other Operating Expenses

	August 30, 2002	August 31, 2001
Equipment depreciation	$ 195,154	$ 183,937
Software depreciation	22,076	8,704
Maintenance	11,569	25,298
Property tax	18,470	11,926
Computer support	56,710	54,131
SIS support	568,667	791,987
NASD fees	61,368	58,033
OCIE Service Bureau	34,885	40,286
State licenses, transfer taxes and fees	22,900	20,162
Dues	46,009	54,478
Education and training	47,267	43,662
Directors fees	52,750	32,750
Legal and professional fees	352,606	116,379
Insurance and bonds	228,745	188,834
Contributions	68,639	77,888
Temporary help	2,690	2,691
Outside commissions	16,321	48,418
Indiana gross tax	252,506	199,025
Uncollectible accounts	21,174	51,364
Amortization - Book of business	77,272	31,662
Miscellaneous	238,204	158,937
Total operating expenses	$ 2,395,982	$ 2,200,552

City Securities Corporation

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
August 30, 2002

Net Capital

Stockholders' equity		$ 19,293,107
Allowable credit - Deferred income taxes		-
Total capital and allowable subordinate liabilities		19,293,107
Less nonallowable assets:		
Securities not readily marketable	2,620,091	
Unsecured and partly secured receivables from customers	10,450	
Furniture, equipment and leasehold improvements	744,207	
Insurance and other accounts receivable	1,808,680	
Exchange memberships	3,681	
Subsidiary's assets	203,555	
Other assets	1,162,209	6,552,873
Less other deductions:		
Aged fails to deliver	-	
Aged short security differences	-	-
Net capital before haircuts on security positions		12,740,234
Haircuts on securities:		
Stocks and warrants	365,668	
Corporate obligations	57,145	
State and municipal government obligations	258,155	
U.S. government obligations	52,178	
Bankers acceptances, CDs and commercial obligations	4,580	
Undue concentrations	-	
Contractual securities commitments	-	737,726
Net capital		$ 12,002,508

City Securities Corporation

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
August 30, 2002

Aggregate Indebtedness	
Payable to brokers and dealers	$ 138,288
Payable to customers and noncustomers	2,887,331
Bank loan payable	-
Other accounts payable	1,902,601
Accrued expenses and other liabilities	4,486,897
Total Aggregate Indebtedness	9,415,117
Computation of Basic Net Capital Requirement	
Minimum net capital required (based on aggregate indebtedness)	627,674
Excess Net Capital	$ 11,374,834
Excess Net Capital at 1000% (Net Capital Less 10% of Aggregate Indebtedness)	$ 11,060,996
Ratio: Aggregate Indebtedness to Net Capital	.78 to 1

City Securities Corporation

Computations for Determination of Reserve Requirements for Broker – Dealers Under Rule 15c3-3 (Continued)
August 30, 2002

Credit Balances

1.	Free credit balances and other credit balances in customers' security accounts	$ 3,790,854
2.	Monies borrowed collateralized by securities carried for the accounts of customers	--
3.	Monies payable against customers' securities loaned	--
4.	Customers' securities failed to receive	138,288
5.	Credit balances in firm accounts which are attributable to principal sales to customers	--
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days old	--
7.	Market value of short security count differences over 30 calendar days old	--
8.	Market value of short securities and credits in all suspense accounts over 30 calendar days	1,488
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer during the 40 days	--
10.	Other	--
11.	TOTAL CREDITS	$ 3,930,630

City Securities Corporation

Computations for Determination of Reserve Requirements for Broker – Dealers Under Rule 15c3-3 (Continued)
August 30, 2002

Debit Balances

12.	Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 10,667,350
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	108,100
14.	Failed to deliver customers' securities not older than 30 calendar days	21,259
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	--
16.	Other	--
17.	Aggregate debit items	$ 10,796,709
18.	Less 3% (for alternative method only)	--
19.	TOTAL 15c 3 - 3 DEBITS	$ 10,796,709

City Securities Corporation

Computations for Determination of Reserve Requirements for Broker – Dealers Under Rule 15c3-3 (Continued)
August 30, 2002

Reserve Computation

20.	Excess of total debits over total credits	$ 6,866,079
21.	Excess of total credits over total debits	--
22.	If monthly computation, 105% of total credits over total debits	--
23.	Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities at end of reporting period	10,000
24.	Amount of deposit (or withdrawal)	--
25.	New amount in "Reserve Bank Account(s)" after deposit or withdrawal	$ 10,000
26.	Date of deposit	

FREQUENCY OF COMPUTATION

27. Daily__________ Weekly__X__ Monthly__________

City Securities Corporation

Information Relating to the Possession and Control Requirements Under Rule 15c3-3 August 30, 2002

Based upon our examination as of August 30, 2002, we did not find the Respondent to be in violation of Rule 15c3-3 relating to the possession and control of fully paid securities carried for the accounts of customers.

City Securities Corporation

Reconciliation of Computations to Determine Net Capital Under Rule 15c3-1 and Reserve Requirements Under Rule 15c3-3 August 30, 2002

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the August 30, 2002 unaudited Focus report and this report.

Computation of Reserve Requirements Under Rule 15c3-3

There were no reconciling items between the August 30, 2002, Focus report reserve determination and this report.


KLP
Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Board of Directors
City Securities Corporation

In planning and performing our audit of the consolidated financial statements of City Securities Corporation for the year ended August 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
City Securities Corporation
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control activities for safeguarding customer assets and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the consolidated financial statements of City Securities Corporation, for the year ended August 30, 2002, and this report does not affect our report thereon dated September 30, 2002. A reserve deficiency was self-reported by the Company to the appropriate regulatory authorities for the period ended December 31, 2001. The deficiency occurred as a result of administrative error due to not properly calculating the effect of borrowing funds collateralized by customer securities on the customer reserve. The deficiency was corrected on the re-opening of business on January 2, 2002. Policies and procedures were promptly revised to prevent this type of error from occurring in the future.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

September 30, 2002